Exhibit 99.1

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RiT TECHNOLOGIES REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER OF 2010

- Revenues Up 8% YOY for Q3, 33% for the 9-Month Period -

Tel Aviv, Israel – November 2, 2010 – RiT Technologies (NASDAQ: RITT), today announced its financial results for the third quarter ended September 30, 2010.

Revenues for the third quarter of 2010 were $2.7 million, up 8% compared with $2.5 million in the third quarter of 2009, but down 18% compared sequentially with the second quarter of 2010. The quarter’s sales reflected the seasonality of the third quarter, which includes Europe’s holiday period, together with the early timing of Israel’s fall holidays, which reduced the Company’s working days to just 13 days in September. This caused a delay in the shipment of some orders from the third to the fourth quarter.

Net loss for the quarter was $0.8 million ($0.27 per share on a basic and diluted basis), a 45% improvement compared with $1.5 million ($0.59 per share on a basic and diluted basis) in the parallel quarter of 2009. This reduced net loss reflects the year-over-year increase in revenues, compounded by company-wide cost cuts implemented during the first half of 2010, which have reduced the Company’s 2010 operating expenses by more than 20% compared to 2009.

For the nine-month period, revenues totaled $8.6 million, an increase of 33% compared with $6.4 million for the parallel period of 2009. Net loss for the first nine months declined by 51% to $2.4 million ($0.82 per share on a basic and diluted basis) compared with $4.9 million ($1.87 per share on a basic and diluted basis) for the first nine months of 2009.

Comments of Management
Commenting on the results, Mr. Eran Ayzik, RiT’s President and CEO, said, “Looking beyond the impact of holidays on our third quarter results, our business is showing clear signs of top-line and bottom-line improvement, demonstrating that our strategies for stabilizing the business are moving us towards renewed growth and profitability.

“In fact, we are encouraged by a number of positive developments. Our revenues for the quarter benefited from initial sales of all our new products, including the EPV, the MPO Cassette Panel and the SMARTen™ Patch Panels with Patching Switches. In parallel, we are pleased with the progress of our new Partner Program, which we launched to expand our channels in target regions throughout the world. On the cost side, our efforts of the past year have reduced our operating expenses by over 20%, and we continue to implement very tight budget control.”

Mr. Ayzik concluded, “As we move forward, we are fully focused on leveraging our streamlined cost model, excellent products and expanding channels. We are working to return the Company to profitability as soon as possible and to begin building it to the next level.”

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

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For more information, please visit our website: www.rittech.com

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Moti Antebi
CFO
+972-3-766-4249
Motia@rit.co.il

RiT Technologies Ltd.

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RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three		For the nine
	months ended		months ended
	September 30,		September 30,
	(Unaudited)		(Unaudited)
	2010	2009	2010	2009
	U.S. $	U.S. $	U.S. $	U.S. $

Sales	2,686	2,490	8,551	6,441
Cost of sales	1,519	1,444	4,693	3,403
Gross profit	1,167	1,046	3,858	3,038

Operating costs and expenses:
Research and development:
Research and development, gross	474	851	1,526	2,398
Less - royalty-bearing participation	20	-	73	-
Research and development, net	454	851	1,453	2,398

Sales and marketing	1,047	1,186	3,287	3,851
General and administrative	504	565	1,446	1,544
Total operating expenses	2,005	2,602	6,186	7,793
Operating loss	(838)	(1,556)	(2,328)	(4,755)
Financial income (loss), net	(5)	12	(61)	(103)
Net loss	(843)	(1,544)	(2,389)	(4,858)

Net loss per ordinary share (basic and diluted)	(0.26)	(0.59)	(0.82)	(1.87)

Weighted average number of ordinary shares, used to compute net loss per ordinary share (basic and diluted)	3,219,913	2,604,428	2,912,171	2,604,428

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RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	September 30 , 2010	December 31, 2009
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	1,243	1,610
Trade receivables, net	2,796	2,044
Other current assets	347	462
Assets held for severance benefits	-	112
Inventories	2,935	3,355
Total Current Assets	7,321	7,583

Long term Assets
Trade receivables, net	-	181
Assets held for severance benefits	1,268	1,409
	1,268	1,590

Property and Equipment
Cost	3,294	3,252
Less - accumulated depreciation	3,003	2,870
	291	382

Total Assets	8,880	9,555

Liabilities and Shareholders' Equity
Current Liabilities
Short-term Loan	-	250
Trade payables	1,966	1,322
Other payables and accrued expenses	1,094	1,340
Liability in respect of employees' severance benefits	-	143
Total Current Liabilities	3,060	3,055

Long-term Liability
Convertible Loan from principal shareholder	563	1,805
Liability in respect of employees' severance benefits	1,502	1,633
	2,065	3,438
Total Liabilities	5,125	6,493

Shareholders' Equity
Share capital	839	559
Treasury stock	(27)	(27)
Additional paid-in capital	39,609	36,820
Accumulated deficit	(36,666)	(34,290)
Total Shareholders' Equity	3,755	3,062
Total Liabilities and Shareholders' Equity	8,880	9,555

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